Telemar Further Comments on its 2002 Guidance



Rio de Janeiro, March 6, 2002 In order to complement the information released this morning about the guidance given for 2002, the Management of Tele Norte Leste Participacoes S.A. (NYSE: TNE) informs that:

1) Dividends and Interest on Capital declared for 2001 should have a cash impact of about R$500mn.

2) As already informed, a portion of the negative EBITDA from PCS operations will be capitalized according to the project's implementation. The portion to be capitalized in this first year of operations, should range from
R$200mn to R$300mn.

3) The financial carry over from 2001 to 2002 of approximately R$2.4bn should increase the Company's total consolidated net debt, but will generate equal reduction in Accounts Payable and Suppliers balances, therefore it should not increase the Company's total indebtedness.

This R$2.4bn includes: R$610mn from the second installment of the PCS license paid in February of 2002; R$225mn from PCS Capex anticipated in order to avoid an increase in fiscal taxes, and approximately R$1,575mn from financial carry over of 4Q01 capital expenditures.

The following amounts, released in the 4Q01 Press Release, compose the Company's consolidated indebtedness as of 12/31/2001 (in millions):

            Loans and Financing      			=	R$  8,937
  (-)	Cash and Short Term Investments		=	R$  1,234
   =	Consolidated Net Debt   			=	R$  7,703
   +	Suppliers and Other Accounts Payable        =	R$  2,977
   =	Total					            =	R$ 10,680

The guidance of a maximum Net Debt increase of 30% in 2002, as described above, does not necessarily mean an increase in the Company's Total Indebtedness. Besides the above mentioned items, this guidance also takes into account the interest and other charges on the total debt, according to current market conditions and a maximum 2002 Capex of R$2.5bn.

In 2002 the Company will concentrate efforts on reducing its total indebtedness and recovering its Cash Flow. The Company will also explore more efficient financing alternatives in order to reduce the cost of its debt.

For more information, please visit the company's interactive
Investor Relations website, at www.telemar.com.br/ir/.

Important Notice: This announcement contains forward-looking statements.
 Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.



For more information, please contact:

TNE - INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 (21) 3131-1110
Carlos Lacerda (carlosl@telemar.com.br) 3131-1314
Jose Carlos dos Santos (jose.carlos@telemar.com.br) 3131-1315
Tel: 1 212 701 1830 Fax: 1 212 509-5824
Sara Lizi (sara.lizi@telemar.com.br) 3131-1313
invest@telemar.com.br         Fax: 55 (21) 3131-1325

THOMSON FINANCIAL / CARSON  Rick Huber (richard.huber@tfn.com)
Mariana Crespo (mariana.crespo@tfn.com)